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                             May 11, 2022

       William Wei Cao
       Chief Executive Officer
       Gracell Biotechnologies Inc.
       Building 12, Block B, Phase II
       Biobay Industrial Park
       218 Sangtian St.
       Suzhou Industrial Park, 215123
       People   s Republic of China

                                                        Re: Gracell
Biotechnologies Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed April 28,
2022
                                                            File No. 333-264545

       Dear Dr. Cao:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed April 28, 2022

       Cover Page

   1.                                                   Please provide
prominent disclosure here disclosing that you were provisionally identified by the Commission on
May 4, 2022 under the HFCAA. Refer to

https://www.sec.gov/hfcaa. Please also revise your disclosure in the sales agreement prospectus accordingly.
 William Wei Cao
FirstName  LastNameWilliam
Gracell Biotechnologies Inc. Wei Cao
Comapany
May        NameGracell Biotechnologies Inc.
     11, 2022
May 11,
Page 2 2022 Page 2
FirstName LastName
2. Please revise your disclosure on the cover page to address how recent statements and
         regulatory actions by China   s government, such as those related to
the use of variable
         interest entities and data security or anti-monopoly concerns, have or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on a U.S. or
         other foreign exchange. Please also provide a specific cross-reference to your detailed discussion of risks facing the company as a result of your auditor being subject to the determinations announced by the PCAOB on December 16, 2021. Please also revise your disclosure in the sales agreement prospectus accordingly.
Our Company, page 3

3. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the
company   s corporate
         structure, identifying the person or entity that owns the equity in each depicted entity.
         Describe all contracts and arrangements through which you claim to have economic rights
         and exercise control that results in consolidation of the VIE   s
operations and financial
         results into your financial statements. Identify clearly the entity in which investors are
         purchasing their interest and the entity(ies) in which the company   s
operations are
         conducted. Refrain from using terms such as    we    or    our    when
describing activities or
         functions of a VIE. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman
         Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
4. We note your disclosure on the cover page and page 4 that the Cayman Islands holding
         company obtained control over the VIE   s business operations through
contractual
         agreements between the VIE and your Wholly Foreign-Owned Enterprise
(WFOE). We
         also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law. Please revise your disclosure in the sales agreement prospectus accordingly. William Wei Cao
FirstName  LastNameWilliam
Gracell Biotechnologies Inc. Wei Cao
Comapany
May        NameGracell Biotechnologies Inc.
     11, 2022
May 11,
Page 3 2022 Page 3
FirstName LastName
5. Please revise to add a summary of risk factors that includes disclosure of the risks that your corporate structure and being based in or having the majority of
the company   s
         operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Please provide prominent disclosure in this section that includes a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.
         Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures in greater detail. Provide specific cross-references here and on the cover page to the condensed consolidating schedule and the consolidated financial statements in your most recent annual report on Form 20-F. Please also revise your disclosure in the sales agreement prospectus accordingly.
 William Wei Cao
FirstName  LastNameWilliam
Gracell Biotechnologies Inc. Wei Cao
Comapany
May        NameGracell Biotechnologies Inc.
     11, 2022
May 11,
Page 4 2022 Page 4
FirstName LastName
7. Please clearly disclose here that trading in your securities may be prohibited under the
         Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Please also disclose that the United States Senate has passed the Accelerating Holding Foreign Companies
         Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the
         Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland
         China or Hong Kong. We refer to your disclosure on the cover page. Please also revise your disclosure in the sales agreement prospectus accordingly. Permissions Required from the PRC Authorities for Our Issuance of Securities to Foreign
Investors, page 6

8. Please revise to include disclosure that the Cybersecurity Review Measures, which were promulgated by the CAC and several other regulatory authorities in China, became effective on February 15, 2022. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Revise your disclosure for the sales agreement prospectus accordingly.
Enforceability of Civil Liabilities, page 24

9. Please expand your disclosure to specifically discuss whether you have officers or directors located in China, and if so, address the difficulty of bringing actions and enforcing judgments against individuals located in China. Please also include relevant summary risk factor and risk factor disclosure, as applicable. Please also revise your disclosure in the sales agreement prospectus accordingly.
 William Wei Cao
FirstName  LastNameWilliam
Gracell Biotechnologies Inc. Wei Cao
Comapany
May        NameGracell Biotechnologies Inc.
     11, 2022
May 11,
Page 5 2022 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jane Park at 202-551-7439 or Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Will Cai, Esq.